FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________.]

PRESS RELEASE

Wavecom announces an offering of bonds
convertible into and/or exchangeable for
new or existing shares (OCEANE)

Issy-les-Moulineaux (France) July 5, 2007 – Wavecom announces an offering (the “Offering”) of bonds (the “Bonds”) convertible into and/or exchangeable for new or existing shares (the “Shares”) of Wavecom due January 1, 2014. The Offering size will be €70 million and may be increased up to €80.50 million in the event that the over-allotment option is exercised in full.

This Bond issue will allow Wavecom to take advantage of favorable market conditions in order to strengthen its financial situation. The proceeds will be used for Wavecom’s general corporate purposes, and in particular to finance its internal growth and external growth strategy through targeted acquisitions. This transaction will also allow Wavecom to reinforce its shareholders’ equity in the event the Bonds are converted into new Shares.

This press release does not constitute a public offering in any jurisdiction.

For further information, please contact:

Lisa Ann Sanders	John Lovallo
Director of Communications and Investor	Lovallo Communications
Relations
Tel. +33 1 46 29 41 81	Tel : + 1 203 431 0587
lisaann.sanders@wavecom.com	johnlovallo@sbcglobal.net

     Principal terms and conditions of the bonds convertible and/or exchangeable into new or existing shares(OCEANE) (the “Bonds”)

Issuer	Wavecom, S.A.

Issue size	€70 million which may be increased to a maximum of €80.50 million in the event the over-allotment option is exercised in full.

Principal amount per Bond
€31.30 euros per Bond representing an issue premium of 29.98% over the volume-weighted average price of Wavecom’s shares quoted on Eurolist by Euronext Paris from the opening of trading on July 5, 2007 until the pricing of the Bonds, i.e. €24.0792.

Issue price	The issue price will be equal to par, payable in full on the settlement date.

No preferential subscription rights and no priority subscription period	The Issuer’s shareholders have waived their preferential subscription rights and no priority subscription period is applicable.

Principal shareholders’ intentions
Michel Alard and Aram Hékimian informed the Issuer of their intention to not subscribe for Bonds; the Issuer does not have further information with respect to the intentions of the other shareholders in this regard.

Issuance date and settlement date	Expected for July 13, 2007

Coupon
1.75 % per annum, payable annually in arrears on January 1 of each year (or, if such date is not a business day, the next succeeding business day) and for the first time on January 1, 2008 (the "Interest Payment Date"). For the period from July 13, 2007, the settlement date, to, and including, December 31, 2007, interest will be payable in respect of the Bonds on January 1, 2008 (or, if that date is not a business day, the next succeeding business day), calculated pro rata temporis.

Redemption at maturity	The Bonds will be redeemed in full on January 1, 2014 (or, if such date is not a business day, the next succeeding business day) for an amount equal to the nominal amount of the Bonds.

Conversion and/or exchange of the Bonds for Shares
At any time following the settlement date, i.e. July 13, 2007, until the seventh business day preceding the Maturity Date, or, as the case may be the early redemption date, Bondholders may request the conversion into and/or exchange of Bonds for Shares at a ratio of one Share per Bond, subject to adjustments.

The Issuer may, at its option, deliver new and/or existing Shares.

Applicable Law	French law.

NOTICE

This press release does not constitute an offer to sell or a solicitation of offers to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"),and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

No communication and no information in respect of the offering by Wavecom of bonds convertible into and/or exchangeable for new or existing shares (the “Bonds”) may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction outside France where such steps would be required. The offering or subscription of the Bonds may be subject to specific legal or regulatory restrictions in certain jurisdictions. Wavecom takes no responsibility for any violation of any such restrictions by any person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: July 5, 2007	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer